UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33149

NYMEX HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

One North End Avenue

World Financial Center

New York, New York 10282-1101

(212) 299-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:     0*

* CME Group Inc., a Delaware corporation (“CME Group”), acquired NYMEX Holdings, Inc., a Delaware corporation (“NYMEX Holdings”), through the merger (the “Merger”) of NYMEX Holdings with and into CMEG NY Inc., a Delaware corporation and a direct, wholly-owned subsidiary of CME Group (“Merger Sub”), pursuant to the Agreement and Plan of Merger, dated as of March 17, 2008, and amended as of June 30, 2008, July 18, 2008 and August 7, 2008, by and among CME Group, Merger Sub, NYMEX Holdings and New York Mercantile Exchange, Inc., a Delaware non-stock corporation and a wholly-owned subsidiary of NYMEX Holdings, with Merger Sub continuing as the surviving corporation under the name “CMEG NYMEX Holdings Inc.” and as a direct, wholly-owned subsidiary of CME Group. The Merger became effective at 9:00 A.M. (New York time) on August 22, 2008, pursuant to a Certificate of Merger filed with the Secretary of State of the State of Delaware, and the separate existence of NYMEX Holdings ceased thereby.

Pursuant to the requirements of the Securities Exchange Act of 1934, CMEG NYMEX Holdings Inc. (as successor by merger to NYMEX Holdings, Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 9, 2008

CMEG NYMEX HOLDINGS INC. (as successor by merger to NYMEX Holdings, Inc.)

By:	/s/ Kathleen M. Cronin

Name: Kathleen M. Cronin
Title: Secretary

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